

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

<u>Via E-mail</u>
Mr. David D. Cates
President and Chief Financial Officer
Denison Mines Corp.
Atrium on Bay
595 Bay Street,
Suite 402
Toronto, Ontario M5G 2C2

> **Re: Denison Mines Corp.**
> **Form 40-F for the fiscal year ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 001-33414**

Dear Mr. Cates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Exhibit 99.3</u>

<u>4. Critical Accounting Estimates and Judgments, page 12</u>

<u>(a)Determination of a Property to be Sufficiently Advanced</u>

1.   We note from your disclosure on the bottom of page 8 that exploration and evaluation expenditures are expensed as incurred on mineral properties until the point in time that management considers the properties to be sufficiently advanced. We also note that the term sufficiently advanced does not appear to be a basis for capitalization under IFRS as issued by the IASB. Please explain in further detail how you define "sufficiently advanced" and tell us how your usage and application of this term satisfies both of the criteria in paragraph 7 of IAS 16 for capitalization of costs or provide us with an

alternative basis or rationale under IFRS to support your current accounting policy. Also, please provide us with your future revised disclosure that clarifies the relevant IFRS accounting guidance that is being applied in determining when capitalization of non-exploration costs is appropriate.

5. Acquisitions and Divestitures, page 13

2.   We note that you determined that each of the 4 acquisitions disclosed in Note 5 were considered to be asset acquisitions rather than business combinations and your conclusion was supported, at least in part, by the fact that each entity was not capable of generating outputs that could provide a return to you at the time they were acquired. The guidance in paragraph B7 of IFRS 3 states that a business consists of inputs and processes applied to those inputs that have an ability to create outputs and although businesses usually have outputs, outputs are not necessarily required for an integrated set to qualify as a business. Please tell us in detail, separately for each acquisition, what outputs were absent that lead you to conclude that each of these acquisitions were not businesses and the acquisition method was not the appropriate accounting treatment. See paragraphs B5 through B12 of IFRS 3 for guidance.

3.   We note that you also capitalized the transaction costs incurred in each of the 4 asset acquisitions disclosed in Note 5. Please tell us your basis or rationale under IFRS for your accounting treatment as well as your consideration of the guidance outlined in paragraphs 16 through 20 of IAS 16.

11. Property and Equipment, page 20

4.   We note from the disclosure on page 36 in Note 23 that the Asian and African Mining segments had approximately $6.4 million and $42.4 million, respectively, of long-lived assets at fiscal year-end but appear to be conducting only nominal mineral property exploration activities in comparison with the Canadian portfolio. Please tell us how the following factors were considered by management as impairment indicators in connection with your most recent impairment review of the Asian and African mining long-lived assets:

*   On page 7 of exhibit 99.2 you disclose that the Company is engaged in uranium exploration in Canada, Asia and Africa but it is focused primarily on the eastern Athabasca Basin in Saskatchewan, Canada. You also disclose in the table on page 36 that your mineral property exploration costs for your Asian and African mining segments during 2014 were nominal and totaled only $394,000 and $1,152,000 respectively during the period as compared to the $13,488,000 incurred by your Canadian mining segment during this same period.
*   In the tables of pages 36 and 37 of note 23, you disclose that capital expenditures at your Asian and African mining segments totaled only $105,000 and $557,000 during

2014 which represent decreases from the amounts recorded by each segment during 2013.

- On page 14 of exhibit 99.2 you disclose the Company has carried out an internal reorganization of its interests in Africa to prepare the African portfolio for a spin-out or disposal transaction which will be pursued when market conditions permit.
- And on page 23 in note 11 you disclose that the company is exploring strategic alternatives for its interest in GSJV since a restructuring of this entity will be required to comply with the Mongolian Government's new Nuclear Energy Law which is expected to result in the Company's interest in GSJV being reduced from 85% to 66%.

Also, please tell us the results of your impairment analysis with respect to the Asian and African mining portfolios as of the most recent fiscal year end. In your response, please identify each of the cash generating units within these portfolios or segments, the results of your comparisons of the carrying values with recoverable values and provide us with a detailed explanation of the methods used to estimate the recoverable amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Linda Cvrkel at(202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining